Exhibit 99.1

Asian Dragon Group Inc., Finalizes Acquisition of Ophir Exploration Inc., in Mineral Rich Suriname and Appoints of New Lead Director

PARAMARIBO, Suriname, Mar 13, 2009 (BUSINESS WIRE) -- Asian Dragon Group Inc.

Asian Dragon Group Inc. (AADG) (Frankfurt: P2J1 WKN: AOKE72) is excited to announce the acquisition of 100% of Ophir Exploration Inc., via share exchange agreement (the "Agreement"). Pursuant to the Agreement, Asian Dragon will issue 25 million common shares to Ophir shareholders in exchange for all of the issued and outstanding securities of Ophir. Asian Dragon sees the acquisition of Ophir as a strategic element in the Company's advancement of its business model to acquire mining exploration projects on a global basis to develop the projects to a stage for joint venture with larger mining companies.

The Ophir concession consists of 9,800 hectares in the heart of the Maripa Hill area of East Central Suriname and was recommended for acquisition by Asian Dragon Group. This area was first thought to be of significance for gold based on the similar association of gold with manganese deposits as is seen in Guyana at Mathews Ridge (Guyana Goldfields) and Tasawini (Strata Gold-Newmont). This observation is based on both on recent exploration results for gold in these areas and the manganese deposits described in a Dutch dissertation by J.F. Holtrop completed in 1962 and published in 1969 with a summary article in Economic Geology in 1965 (attached). Many other gold districts throughout the world have an association with manganese mineralization including the Sierra do Navio region of Brazil (New Gold) and deposits in Australia, Cuba, and US. The association is not one-to-one as neither the gold nor the manganese deposits may be enriched in the other commodity, but they may be linked to the same hydrothermal processes and CO2 fluids that are depositing gold and Manganese enriched minerals in altered sedimentary rocks. All of the economic manganese deposits are enriched through weather processed in order to be of economic value.

There has been no modern gold exploration on the Maripa Hill trend, but small scale mining occurs today and at the time Holtrop completed his dissertation. He mapped areas of mining on his geologic maps. This represents almost 50 years of alluvial gold mining on the concession. Holtrop's research provides an excellent foundation of geologic mapping (although the poor topographic maps at that period makes geo-referencing and compilation more challenging).
There have been no analytical results reported for gold and no known gold exploration using modern exploration methods. The geologic setting, mineralogical association with manganese similar to known gold deposits, and presence of gold that has been mined and prospected for small scale mining for 50 years makes this concession an attractive exploration target for developing a gold resource.

Asian Dragon is pleased to announce the appointment of Jean Ted Pomerleau to the board of directors and will assume the role of President and CEO. Mr. Pomerleau has an extensive financial market background and has been working in Suriname, South America for the past 8 years having excellent knowledge of the area. Mr. Pomerleau will be assisting the Company on the project in Suriname. Current Director, John Karlsson has tendered his resignation as director of the Company.

About Asian Dragon
Asian Dragon was established to acquire mining exploration projects on a global base. Asian Dragon is focused on developing properties and delivering shareholder value through acquisition and development of mining projects. The Company believes that good projects with low risk exploration can be acquired and moved along to a development stage. The company philosophy is to develop the projects to a stage for Joint Venture with larger Mining companies.

Cautionary Note to U.S. Investors The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our annual report on Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Asian Dragon Group Inc. is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of its properties is determined.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays beyond the company's control with respect to market acceptance of new technologies or products, delays in testing and evaluation of products, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

SOURCE: Asian Dragon Group Inc.
Asian Dragon Group Inc.
Jean Ted Pomerleau, 509-252-8428